EXHIBIT 99.37

Emerald Health Therapeutics’ Pure Sunfarms JV Reaches Q2 Sales of $32 Million, 78% EBITDA Margin, $0.65/Gram All-in Production Cost, and Third Consecutive Quarter of Profitability

Emerald Health Therapeutics to report second quarter 2019 financial results on August 28th and hold conference call August 29th

VICTORIA, British Columbia, Aug. 13, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has provided preliminary, unaudited financial results for the second quarter of 2019 for its BC-based 50%-owned joint venture, Pure Sunfarms (PSF). The Company will report its complete financial results for the second quarter ended June 30, 2019, after market close on Wednesday, August 28th, 2019, and host its second quarter 2019 financial results conference call on Thursday, August 29th, 2019 at 10:30 a.m. ET.

Pure Sunfarms’ sales sequentially increased 125% to CAD$32 million. Net income, which includes a $20 million net gain attributable to changes in the valuation of biological assets, exceeded $34 million, representing a third consecutive quarter of profitability. EBITDA was $25 million, resulting in an EBITDA margin of approximately 78%, and net cash flow from operating activities exceeded $6 million. The operation achieved a gross margin of approximately 84% before non-cash adjustments to the fair valuation of inventory and biological assets. All-in production cost was $0.65 per gram based on increased production volume and lower seasonal costs (e.g. electricity). PSF sold approximately 8,000 kg of cannabis in the second quarter, and approximately 12,000 kg for the first half of the year.

“The second quarter financial results of our 50%-owned joint venture, Pure Sunfarms, reflects the progression of our vision and our collective ability to develop a premiere cannabis operation,” said Dr. Avtar Dhillon, Executive Chairman and President of Emerald. “We worked closely with our JV partner to design an ideal operating configuration. With continued optimization, and expansion underway to double overall output at Pure Sunfarms to approximately 150,000 kg annually, we anticipate significant growth in operating cash flow and the value of this asset to Emerald.”

A key upcoming milestone is the expected amendment by Health Canada of Pure Sunfarms’ processing license for the first greenhouse, D3, which will allow Pure Sunfarms to commence direct sales of packaged cannabis products to provincial distribution channels. An additional key milestone scheduled to be reached by year end is completion of the 65,000 square foot GMP-certified processing center, including extraction. Concurrent with these steps and the substantial upward scaling of cultivation in D3, conversion of Pure Sunfarms’ second greenhouse, D2, is underway, with the first harvest expected in mid-2020.

“Our joint venture, Pure Sunfarms, is setting a precedent in the Canadian cannabis industry with its pace of operational scaling, very low-cost production, and impressive financial results despite reaching full-scale production just part way through the quarter,” said Riaz Bandali, Chief Executive Officer of Emerald. “PSF is achieving these results based on its efficient, large-scale quality production. While exceptional returns are being generated through bulk sales, we look forward to PSF obtaining Health Canada’s approval to sell packaged products directly into provincial sales channels, which will enable PSF to broaden its business model and customer base.

“Emerald has purchased from PSF a volume of product sufficient to help meet its requirements for the recreational and medical market. As we continue to focus on building a unique product portfolio and scaling up our wholly-owned cultivation, packaging, and extraction capabilities, we will leverage our opportunity to purchase up to 40% of Pure Sunfarms’ production at a fixed price, per our agreement, as needed during the course of 2019. Emerald is excited about the success of the PSF model and its value as a core investment in Emerald’s portfolio of operating assets.”

Emerald’s financial results for the second quarter ended June 30, 2019, which include the financial results of Pure Sunfarms on an equity basis, are in the final stages of completion and will be reviewed by the Company’s auditors prior to release to the public after market close on Wednesday, August 28, 2019. The Company will host a conference call on Thursday, August 29, 2019 at 10:30 a.m. ET.

To access the audio broadcast, please dial (866) 652-5200, or via the Internet at: https://services.choruscall.com/links/emhtf190530.html.

An archived version of the presentation will be available for 90 days on the "Investors" section of Emerald's website: https://ir.emeraldhealth.ca/events-and-presentations.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products, with strategic initiatives focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of approximately 75,000 kg in its first 1.1 million square foot greenhouse Delta 3 operation; its second 1.1 million square foot greenhouse is planned to be in full production by the end of 2020. Emerald’s two wholly-owned facilities in Québec, a high-quality indoor growing and processing facility, and in British Columbia, an organic greenhouse and outdoor operation, are completing construction and are working toward final licensing extension. Emerald has also contracted for approximately 1,200 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Non-GAAP Financial Measures

This press release contains references to EBITDA which is not a measure that has any standardized meaning prescribed by IFRS and is therefore referred to as a “non-GAAP measure”. Non-GAAP measures used by the Company may not be comparable to similar measures used by other companies. EBITDA is defined as “income (loss) before interest expenses, taxes, depreciation, amortization, foreign exchange losses, and the net impact of biological asset values on income.

The Company uses this non-GAAP measure because it provides additional information regarding performance of Pure Sunfarm’s overall business that is not otherwise reflected under IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; obtaining additional cultivation licenses and other permits; production at various facilities; receipt of hemp deliveries; entering into of strategic agreements; payments of amounts owed to and owed by Emerald; transplanting crops; obtaining final municipal approvals; assessment of cultivation and harvesting techniques; scale up of reliable, quality low-cost cannabis; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.